Exhibit 1

SCHEDULE OF TRANSACTIONS IN SHARES

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. All such transactions were effected in the open market and the price per share includes commissions. The Price Per Share ($) is a weighted average price.

Trade Date	Reporting Person	Type	Shares	Price Per Share ($)
4/7/2025	Haluk L. Bayraktar	Bought	22,405	1.94
4/8/2025	Haluk L. Bayraktar	Bought	62,595	1.95
4/10/2025	Haluk L. Bayraktar	Bought	15,511	2.00
4/10/2025	Emre Aciksoz	Bought	15,000	2.03
4/10/2025	Emre Aciksoz	Sold	34,000	2.03
4/11/2025	Haluk L. Bayraktar	Bought	596	1.99
4/11/2025	Emre Aciksoz	Bought	10,000	2.05
4/14/2025	Haluk L. Bayraktar	Bought	1,102	2.00
4/14/2025	Emre Aciksoz	Bought	30,000	2.03
4/15/2025	Haluk L. Bayraktar	Bought	950	2.00
4/16/2025	Haluk L. Bayraktar	Bought	24,166	1.99
4/28/2025	Haluk L. Bayraktar	Bought	5,164	2.11
4/29/2025	Haluk L. Bayraktar	Bought	11,128	2.14
4/30/2025	Haluk L. Bayraktar	Bought	49,999	2.10